UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                               The Wet Seal, Inc.
          ------------------------------------------------------------
                                (Name of Company)

                      Class A Common Stock, $0.10 par value
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    961840105
          ------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                  Michael Weiss                    Eleazer Klein
           Prentice Capital Management, LP     Schulte Roth & Zabel LLP
            623 Fifth Avenue, 32nd Floor          919 Third Avenue
               New York, NY 10022                New York, NY 10022
                 (212) 756-8040                    (212) 756-2376

          ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 26, 2005
          ------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------                 --------------------------
CUSIP NO.      961840105                            PAGE 2 OF 18 PAGES
-----------------------------------                 --------------------------


------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Prentice Capital Management, LP
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                               (b)  [x]

------------------------------------------------------------------------------
  3    SEC USE ONLY

------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
  NUMBER OF             0
   SHARES         ------------------------------------------------------------
 BENEFICIALLY       8   SHARED VOTING POWER
   OWNED BY             6,011,763 (see Item 5)
EACH REPORTING    ------------------------------------------------------------
 PERSON WITH        9   SOLE DISPOSITIVE POWER
                        0
                  ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        6,011,763 (see Item 5)
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
       6,011,763 (see Item 5)
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                      [ ]

------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

       9.99% (see Item 5)
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN
------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------                 --------------------------
CUSIP NO.      961840105                            PAGE 3 OF 18 PAGES
-----------------------------------                 --------------------------


------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Prentice Capital GP, LLC
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                               (b)  [x]

------------------------------------------------------------------------------
  3    SEC USE ONLY

------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                           [ ]

------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
  NUMBER OF             0
   SHARES         ------------------------------------------------------------
 BENEFICIALLY       8   SHARED VOTING POWER
   OWNED BY             787,193 (see Item 5)
EACH REPORTING    ------------------------------------------------------------
 PERSON WITH        9   SOLE DISPOSITIVE POWER
                        0
                  ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        787,193 (See Item 5)
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

       787,193 (see Item 5)
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                      [ ]

------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

       1.31 % (see Item 5)
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       OO
------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------                 --------------------------
CUSIP NO.      961840105                            PAGE 4 OF 18 PAGES
-----------------------------------                 --------------------------


------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Prentice Management GP, LLC
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                               (b)  [x]

------------------------------------------------------------------------------
  3    SEC USE ONLY

------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                           [ ]

------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
  NUMBER OF             0
   SHARES         ------------------------------------------------------------
 BENEFICIALLY       8   SHARED VOTING POWER
   OWNED BY             6,011,763 (see Item 5)
EACH REPORTING    ------------------------------------------------------------
 PERSON WITH        9   SOLE DISPOSITIVE POWER
                        0
                  ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        6,011,763 (see Item 5)
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

       6,011,763 (see Item 5)
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                      [ ]

------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

       9.99% (see Item 5)
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       OO
------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------                 --------------------------
CUSIP NO.      961840105                            PAGE 5 OF 18 PAGES
-----------------------------------                 --------------------------


------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Prentice Capital Partners QP, LP
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                               (b)  [x]

------------------------------------------------------------------------------
  3    SEC USE ONLY

------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                           [ ]

------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
  NUMBER OF             0
   SHARES         ------------------------------------------------------------
 BENEFICIALLY       8   SHARED VOTING POWER
   OWNED BY             381,698 (see Item 5)
EACH REPORTING    ------------------------------------------------------------
 PERSON WITH        9   SOLE DISPOSITIVE POWER
                        0
                  ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        381,698 (see Item 5)
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

       381,698 (see Item 5)
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                      [ ]

------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

       0.63% (see Item 5)
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN
------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------                 --------------------------
CUSIP NO.      961840105                            PAGE 6 OF 18 PAGES
-----------------------------------                 --------------------------


------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Prentice Capital Partners, LP
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                               (b)  [x]

------------------------------------------------------------------------------
  3    SEC USE ONLY

------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                        [ ]

------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
  NUMBER OF             0
   SHARES         ------------------------------------------------------------
 BENEFICIALLY       8   SHARED VOTING POWER
   OWNED BY             56,250 (see Item 5)
EACH REPORTING    ------------------------------------------------------------
 PERSON WITH        9   SOLE DISPOSITIVE POWER
                        0
                  ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        56,250 (see Item 5)
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

       56,250 (see Item 5)
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                      [ ]

------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

       0.09% (see Item 5)
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN
------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------                 --------------------------
CUSIP NO.      961840105                            PAGE 7 OF 18 PAGES
-----------------------------------                 --------------------------


------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Prentice Capital Offshore, Ltd.
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                (b) [x]

------------------------------------------------------------------------------
  3    SEC USE ONLY

------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                           [ ]

------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Cayman Islands
------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
  NUMBER OF             0
   SHARES         ------------------------------------------------------------
 BENEFICIALLY       8   SHARED VOTING POWER
   OWNED BY             1,200,953 (see Item 5)
EACH REPORTING    ------------------------------------------------------------
 PERSON WITH        9   SOLE DISPOSITIVE POWER
                        0
                  ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        1,200,953 (see Item 5)
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

       1,200,953 (see Item 5)
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                      [ ]

------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

       2.00% (see Item 5)
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       OO
------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------                 --------------------------
CUSIP NO.      961840105                            PAGE 8 OF 18 PAGES
-----------------------------------                 --------------------------


------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Michael Zimmerman
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                               (b)  [x]

------------------------------------------------------------------------------
  3    SEC USE ONLY

------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                           [ ]

------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
  NUMBER OF             0
   SHARES         ------------------------------------------------------------
 BENEFICIALLY       8   SHARED VOTING POWER
   OWNED BY             6,011,763 (see Item 5)
EACH REPORTING    ------------------------------------------------------------
 PERSON WITH        9   SOLE DISPOSITIVE POWER
                        0
                  ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        6,011,763 (see Item 5)
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

       6,011,763 (see Item 5)
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                      [ ]

------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

       9.99% (see Item 5)
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------                 --------------------------
CUSIP NO.      961840105                            PAGE 9 OF 18 PAGES
-----------------------------------                 --------------------------


------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Charles G. Phillips
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                               (b)  [x]

------------------------------------------------------------------------------
  3    SEC USE ONLY

------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       OO
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                           [ ]

------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
  NUMBER OF             2,426,333 (See Item 5)
   SHARES         ------------------------------------------------------------
 BENEFICIALLY       8   SHARED VOTING POWER
   OWNED BY             0
EACH REPORTING    ------------------------------------------------------------
 PERSON WITH        9   SOLE DISPOSITIVE POWER
                        2,426,333 (See Item 5)
                  ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        0
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

       2,426,333 (See Item 5)
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                      [ ]

------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

       4.04% (see Item 5)
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
------------------------------------------------------------------------------

       Reference is made to the Statement on Schedule 13D filed on May 12, 2005, as amended on August 4, 2005 (the "SCHEDULE 13D"), on behalf of Prentice Capital Management, LP ("PRENTICE CAPITAL MANAGEMENT"), Prentice Capital GP, LLC ("PRENTICE CAPITAL GP"), Prentice Management GP, LLC ("PRENTICE MANAGEMENT GP"), Prentice Capital Partners QP, LP ("PRENTICE CAPITAL PARTNERS QP"), Prentice Capital Partners, LP ("PRENTICE CAPITAL PARTNERS"), Prentice Capital Offshore, Ltd. ("PRENTICE CAPITAL OFFSHORE"), Michael Zimmerman ("MR. ZIMMERMAN") and Charles G. Phillips ("MR. PHILLIPS" and, together with Prentice Capital Management, Prentice Capital GP, Prentice Management GP, Prentice Capital Partners QP, Prentice Capital Partners, Prentice Capital Offshore and Mr. Zimmerman, the "REPORTING PERSONS") relating to the Class A Common Stock, par value $0.10 per share, of The Wet Seal, Inc., a Delaware corporation (the "COMPANY"). This Amendment No. 2 to the Schedule 13D amends the Schedule 13D as follows.

       The changes in the number of shares and percentage of outstanding shares of Common Stock beneficially owned by the Reporting Persons reflect the conversion of Series C Preferred Stock, which increased the number of outstanding shares of Common Stock, and the effect of the Blocker limiting beneficial ownership.

       The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "JOINT FILING AGREEMENT") is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

      All capitalized terms used but not defined herein shall have the definitions assigned to them in the Schedule 13D.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is amended and restated as follows:

      If the Blocker were not in place, as of the date hereof the following persons may be deemed to own the amount of Common Stock set forth below:

     o PRENTICE CAPITAL PARTNERS QP. 381,698 shares (representing 295 shares of Series C Preferred Stock that are initially convertible into 98,333 shares of Common Stock, warrants initially exercisable into 282,691 shares of Common Stock and 674 shares of Common Stock);

     o PRENTICE CAPITAL PARTNERS. 56,250 shares (representing 44 shares of Series C Preferred Stock that are initially convertible into 14,668 shares of Common Stock, warrants initially exercisable into 41,465 shares of Common Stock and 117 shares of Common Stock);

     o PRENTICE CAPITAL OFFSHORE. 1,200,953 shares (representing 927 shares of Series C Preferred Stock that are initially convertible into 308,999 shares of Common Stock, warrants initially exercisable into 889,782 shares of Common Stock and 2,172 shares of Common Stock);

     o MANAGED ACCOUNTS (OTHER THAN SAC). 349,245 shares (representing 268 shares of Series C Preferred Stock that are initially convertible into 89,333 shares of Common Stock, warrants initially exercisable into 259,276 shares of Common Stock and 636 shares of Common Stock);

     o SAC. 30,708,737 shares (representing 6,040 shares of Series C Preferred Stock that are initially convertible into 2,013,333 shares of Common Stock and warrants and notes initially exercisable into 28,695,404 shares of Common Stock); and

     o MR. PHILLIPS. 2,426,333 shares (including 879 shares of Series C Preferred Stock that are initially convertible into 293,000 shares of Common Stock and warrants and notes initially exercisable into 2,133,333 shares of Common Stock).

      The Series E Warrants are not exercisable into Common Stock until November 3, 2005. However, the Common Stock represented by such warrants has been voluntarily included in this filing at this time.

      Prentice Capital Partners QP, Prentice Capital Partners, Prentice Capital Offshore, the Managed Accounts and Mr. Phillips are referred to herein as the "INVESTORS".

      Prentice Capital Partners QP, Prentice Capital Partners, Prentice Capital Offshore and the Managed Accounts purchased their shares with their investment capital. Mr. Phillips purchased his shares with personal funds.

ITEM 5.     INTEREST IN SECURITIES OF THE COMPANY.

Item 5 of the Schedule 13D is amended and restated as follows:

      (a) As of the date of this Schedule 13D, (i) Prentice Capital Management may be deemed to beneficially own 6,011,763 shares (including 2,428,000 shares issuable upon exercise of warrants, conversion of notes or conversion of preferred stock), (ii) Prentice Capital GP may be deemed to beneficially own 787,193 shares (representing 607 shares of Series C Preferred Stock that are initially convertible into 202,334 shares of Common Stock, warrants initially exercisable into 583,432 shares of Common Stock and 1,427 shares of Common Stock), (iii) Michael Zimmerman may be deemed to beneficially own 6,011,763 shares (including 2,428,000 shares issuable upon exercise of warrants) and (iv) Mr. Phillips may be deemed to beneficially own 2,426,333 shares (including 879 shares of Series C Preferred Stock that are initially convertible into 293,000 shares of Common Stock and warrants and notes initially exercisable into 2,133,333 shares of Common Stock). The shares that Mr. Zimmerman may be deemed to beneficially own represent 9.99% of the shares of Common Stock outstanding based on based upon the 44,630,141 Shares stated to be outstanding by the Company as of June 10, 2005, in the Company's Form 10-Q for the period ending on April 30, 2005, filed with the Securities and Exchange Commission on June 16, 2005, the 13,118,055 shares of Common Stock subsequently issued upon conversion of notes and preferred stock as reported by the Company and 2,428,000 shares issuable upon exercise of warrants, conversion of notes or conversion of preferred stock.

      As noted above, the Series E Warrants are not exercisable into Common Stock until November 3, 2005. However, the Common Stock represented by such warrants has been voluntarily included in this filing at this time.

      The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person expressly disclaims beneficial ownership of all of the shares of Common Stock other than those reported herein as being owned by it.

      (b) Prentice Capital Management has the power to vote or to direct the vote and to dispose or to direct the disposition of the shares that Prentice Capital Offshore beneficially owns as of the date hereof. Prentice Capital Management has, except in limited circumstances, the power to vote or to direct the vote and to dispose or to direct the disposition of the shares that SAC beneficially owns as of the date hereof. Mr. Phillips has the power to vote or to direct the vote and to dispose or to direct the disposition of the shares that he beneficially owns as of the date hereof. Prentice Capital GP has the power to vote or to direct the vote and to dispose or to direct the disposition of the shares that Prentice Capital Partners, Prentice Capital Partners QP and the Managed Accounts (other than SAC) beneficially own as of the date hereof.

      (c) See Exhibit B attached hereto. The transactions set forth on Exhibit B were effected by Prentice Capital Partners QP, Prentice Capital Partners, Prentice Capital Offshore and the Managed Accounts (other than SAC) within 60 days preceding the filing of this Schedule 13D. The transactions were effected in open market transactions.

      (d) The limited partners or shareholders of Prentice Capital Partners QP, Prentice Capital Partners, Prentice Capital Offshore and the Managed Accounts (other than SAC) have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Common Stock in accordance with their respective ownership interests in their respective funds.

      (e) Not applicable.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement dated August 30, 2005, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

2. List of transactions in Company's Class A Common Stock taking place during the 60 day period preceding this filing.

                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2005

PRENTICE CAPITAL MANAGEMENT, LP




By: /s/ Michael Weiss
   ----------------------------------
   Name:  Michael Weiss
   Title:  Chief Financial Officer

PRENTICE CAPITAL GP, LLC




By: /s/ Michael Weiss
   ----------------------------------
   Name:  Michael Weiss
   Title:  Managing Director

PRENTICE MANAGEMENT GP, LLC




By: /s/ Michael Zimmerman
   ----------------------------------
   Name:  Michael Zimmerman
   Title:  Managing Member

PRENTICE CAPITAL PARTNERS QP, LP

By:  Prentice Capital GP, LLC, its general partner




By: /s/ Michael Weiss
   ----------------------------------
   Name:  Michael Weiss
   Title:  Chief Financial Officer

PRENTICE CAPITAL PARTNERS, LP

By:  Prentice Capital GP, LLC, its general partner




By: /s/ Michael Weiss
   ----------------------------------
   Name:  Michael Weiss
   Title:  Chief Financial Officer

PRENTICE CAPITAL OFFSHORE, LTD.

By:  Prentice Capital Management, LP, its investment manager




By: /s/ Michael Weiss
   ----------------------------------
   Name:  Michael Weiss
   Title:  Chief Financial Officer

MICHAEL ZIMMERMAN




 /s/ Michael Zimmerman
-------------------------------
Michael Zimmerman

CHARLES G. PHILLIPS




 /s/ Charles G. Phillips
-------------------------------
Charles G. Phillips

                                  EXHIBIT INDEX

1. Joint Filing Agreement dated August 30, 2005, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

2. List of transactions in Company's Class A Common Stock taking place during the 60 day period preceding this filing.

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the schedule 13D/A filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Common Stock, par value $0.10 per share, of The Wet Seal, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of August 30, 2005

PRENTICE CAPITAL MANAGEMENT, LP




By: /s/ Michael Weiss
   ----------------------------------
   Name:  Michael Weiss
   Title:  Chief Financial Officer

PRENTICE CAPITAL GP, LLC




By: /s/ Michael Weiss
   ----------------------------------
   Name:  Michael Weiss
   Title:  Managing Director

PRENTICE MANAGEMENT GP, LLC




By: /s/ Michael Zimmerman
   ----------------------------------
   Name:  Michael Zimmerman
   Title:  Managing Member

PRENTICE CAPITAL PARTNERS QP, LP

By:  Prentice Capital GP, LLC, its general partner




By: /s/ Michael Weiss
   ----------------------------------
   Name:  Michael Weiss
   Title:  Chief Financial Officer

PRENTICE CAPITAL PARTNERS, LP

By Prentice Capital GP, LLC, its general partner




By: /s/ Michael Weiss
   ----------------------------------
   Name:  Michael Weiss
   Title:  Chief Financial Officer



PRENTICE CAPITAL OFFSHORE, LTD.

By:  Prentice Capital Management, LP, its investment manager




By: /s/ Michael Weiss
   ----------------------------------
   Name:  Michael Weiss
   Title:  Chief Financial Officer

MICHAEL ZIMMERMAN




 /s/ Michael Zimmerman
-------------------------------
Michael Zimmerman

CHARLES G. PHILLIPS




 /s/ Charles G. Phillips
-------------------------------
Charles G. Phillips

                                    EXHIBIT B

                              LIST OF TRANSACTIONS


             Name                   Date      Number of Shares   Price Per Share
                                              Purchased/ (Sold)

Prentice Capital Offshore, Ltd.    08/03/05        (99,990)           $5.9216

Prentice Capital Offshore, Ltd.    08/04/05          2,172            $5.8995

Prentice Capital Offshore, Ltd.    08/04/05        (414,857)          $5.9449

Prentice Capital Offshore, Ltd.    08/05/05        (50,353)           $5.5138

Prentice Capital Offshore, Ltd.    08/08/05        (57,515)           $5.4738

Prentice Capital Offshore, Ltd.    08/08/05        (15,098)           $5.4600

Prentice Capital Offshore, Ltd.    08/09/05        (49,823)           $5.4359

Prentice Capital Offshore, Ltd.    08/09/05         (1,812)           $5.4797

Prentice Capital Offshore, Ltd.    08/10/05        (17,061)           $5.4439

Prentice Capital Offshore, Ltd.    08/10/05         (7,060)           $5.4350

Prentice Capital Offshore, Ltd.    08/12/05          (818)            $5.4208

Prentice Capital Offshore, Ltd.    08/15/05        (26,092)           $5.4696

Prentice Capital Offshore, Ltd.    08/24/05         (7,706)           $5.4304

Prentice Capital Offshore, Ltd.    08/25/05        (27,176)           $5.4300

Prentice Capital Offshore, Ltd.    08/25/05        (113,698)          $5.4192

Prentice Capital Offshore, Ltd.    08/26/05        (18,147)           $5.3851

Prentice Capital Partners QP, LP   08/03/05        (31,758)           $5.9216

Prentice Capital Partners QP, LP   08/04/05           674             $5.8995

Prentice Capital Partners QP, LP   08/04/05        (131,762)          $5.9449

Prentice Capital Partners QP, LP   08/05/05        (15,993)           $5.5138

Prentice Capital Partners QP, LP   08/08/05        (18,267)           $5.4738

Prentice Capital Partners QP, LP   08/08/05         (4,795)           $5.4600

Prentice Capital Partners QP, LP   08/09/05        (15,824)           $5.4359

Prentice Capital Partners QP, LP   08/09/05          (575)            $5.4797

Prentice Capital Partners QP, LP   08/10/05         (5,419)           $5.4439

Prentice Capital Partners QP, LP   08/10/05         (2,242)           $5.4350

Prentice Capital Partners QP, LP   08/12/05          (260)            $5.4208

Prentice Capital Partners QP, LP   08/15/05         (8,287)           $5.4696

Prentice Capital Partners QP, LP   08/24/05         (2,448)           $5.4304

Prentice Capital Partners QP, LP   08/25/05         (8,631)           $5.4300

Prentice Capital Partners QP, LP   08/25/05        (36,111)           $5.4192

Prentice Capital Partners QP, LP   08/26/05         (5,764)           $5.3851

Prentice Capital Partners, LP      08/03/05         (4,659)           $5.9216

Prentice Capital Partners, LP      08/04/05           117             $5.8995

Prentice Capital Partners, LP      08/04/05        (19,329)           $5.9449

Prentice Capital Partners, LP      08/05/05         (2,346)           $5.5138

Prentice Capital Partners, LP      08/08/05         (2,680)           $5.4738

Prentice Capital Partners, LP      08/08/05          (703)            $5.4600

Prentice Capital Partners, LP      08/09/05         (2,321)           $5.4359

Prentice Capital Partners, LP      08/09/05          (84)             $5.4797

Prentice Capital Partners, LP      08/10/05          (795)            $5.4439

Prentice Capital Partners, LP      08/10/05          (329)            $5.4350

Prentice Capital Partners, LP      08/12/05          (38)             $5.4208

Prentice Capital Partners, LP      08/15/05         (1,216)           $5.4696

Prentice Capital Partners, LP      08/24/05          (359)            $5.4304

Prentice Capital Partners, LP      08/25/05         (1,266)           $5.4300

Prentice Capital Partners, LP      08/25/05         (5,297)           $5.4192

Prentice Capital Partners, LP      08/26/05          (845)            $5.3851

Managed Accounts                   08/03/05        (29,162)           $5.9216

Managed Accounts                   08/04/05           636             $5.8995

Managed Accounts                   08/04/05        (120,994)          $5.9449

Managed Accounts                   08/05/05        (14,686)           $5.5138

Managed Accounts                   08/08/05        (16,774)           $5.4738

Managed Accounts                   08/08/05         (4,403)           $5.4600

Managed Accounts                   08/09/05        (14,531)           $5.4359

Managed Accounts                   08/09/05          (528)            $5.4797

Managed Accounts                   08/10/05         (4,976)           $5.4439

Managed Accounts                   08/10/05         (2,059)           $5.4350

Managed Accounts                   08/12/05          (238)            $5.4208

Managed Accounts                   08/15/05         (7,610)           $5.4696

Managed Accounts                   08/24/05         (2,248)           $5.4304

Managed Accounts                   08/25/05         (7,926)           $5.4300

Managed Accounts                   08/25/05        (33,160)           $5.4192

Managed Accounts                   08/26/05         (5,292)           $5.3851